Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

[redacted]

11 February 2009

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b). Our file number is 82-34692.

Yours faithfully,

pp

Andrew M Knox
Public Officer

Enc.

3/9

Cue Energy Resources Limited

A.B.N. 45 066 383 971

RELEASE

Weekly Drilling Report Zeus -1: 11th February 2009

MEO Australia Limited, the operator for WA-361-P, has advised the following update in relation to Zeus -1, being drilled in WA-361-P in the Carnarvon Basin, offshore Western Australia.

Zeus -1 has been drilled a total depth of 3,642m in 12-¼" (311mm) hole. Preliminary analysis based on mudlog gas indications and limited (Gamma Ray/ Resistivity) Logging While Drilling (LWD) tools indicates the following:

1. The target Legendre Formation was expected at around 3,455m. Approximately 44m gross section of potential reservoir section is present from approximately 3,448m – 3,492m. Mudlog gas readings through this interval were elevated over background readings and reached a peak of approximately 165 units (~3%) in the upper part of this interval. The resistivity readings from the LWD tool is considered inconclusive.
2. The secondary target in the Basal Forestier formation does not appear to have developed reservoir properties at Zeus -1 and is therefore not considered prospective at this location.

An expanded suite of formation evaluation tools will now be run to ascertain whether any moveable hydrocarbons are present at the Zeus -1 location. In the event that hydrocarbons are confirmed by these evaluation tools, formation pressures and samples will be collected.

The participants in WA-361-P are:

North West Shelf Exploration Pty Ltd (*Wholly owned subsidiary of MEO Australia Limited*)	35%
Resource Development International Limited	35%
Cue Exploration Pty Ltd	15%
Gascorp Australia Pty Ltd	15%

Any queries regarding the announcement should be directed to the company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

11th February 2009

END